2800 Post Oak Boulevard, Suite 5000

Houston, Texas 77056-6118

May 31, 2012

VIA EDGAR AND FEDEX

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4041

Attention: Edward P. Bartz

Re:	HMS Income Fund, Inc.
Registration Statement on Form N-2, File No. 333-178548

On behalf of HMS Income Fund, Inc. (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Registration Statement to 10:00 a.m. Eastern Time on June 1, 2012, or as soon thereafter as is practicable.

The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the U.S. Securities and Exchange Commission (the “Commission”) that should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert staff comments or the action of the staff to declare the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Should you have any questions concerning this request, please contact me at (888) 220-6121 or, our counsel, John A. Good, Esq. at Bass, Berry & Sims PLC at (901) 543-5901.

Sincerely,

HMS INCOME FUND, INC.

By:	/s/ Charles N. Hazen
Name:	Charles N. Hazen
Title:	Chairman of the Board and Chief Executive Officer